Exhibit 99.32

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Allied Gold Corporation (the “Company”)

200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200

Toronto, Ontario M5J 2J3

Item 2. Date of Material Change

February 24, 2025

Item 3. News Release

A news release was disseminated through Canada Newswire on February 25, 2025 and subsequently filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4. Summary of Material Change

On February 25, 2025, the Company announced a strategic partnership (the “Partnership” or the “Transaction”) with Ambrosia Investment Holding (“Ambrosia”), a United Arab Emirates bas ed investment fund.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On February 25, 2025, the Company announced the Partnership with Ambrosia.

Transaction Highlights

The Partnership includes the following components:

•	The sale to Ambrosia of 50% of Allied’s interest in Allied Gold ML Corp. (“Allied Holding”), which entity owns, directly and indirectly, Allied’s interests in its Mali operations (the “Mali Transaction”), including 80% of Societe d'Exploitation des Mines d'Or de Sadiola SA (“SEMOS”), for a purchase price comprised of:

o	US$145 million in cash on closing; and

o	present value of US$230 million deferred cash consideration.

As a result of the sale of 50% of Allied’s interest in Allied Holding, a 50:50 joint venture will be created with Ambrosia, which will govern the relationship of the parties in Allied Holding and SEMOS and provide for the governance of the Sadiola mine. Allied will remain the operator of SEMOS and will continue the advancement of the ongoing value-creating initiatives at Sadiola and the execution of its business plan.

•	The implementation of a state-of-the-art power supply system to provide energy to the Sadiola mine under the terms of a power supply agreement between United Arab Emirates-based power solutions company ATGC LLC (“ATGC”) and SEMOS pursuant to which, among other things, ATGC will provide a power solution to SEMOS for a minimum period of 12 years by July 2026, including the deployment of photovoltaic power generation and industry-leading solid-state energy storage. This will provide Sadiola with a reliable, cost-efficient, and environmentally friendly supply of energy for its operations, which is expected to improve its operating costs through a reliable energy supply at rates comparable to or better than those available in the market.

•	Share subscription and market support in connection with which Allied will issue to Ambrosia, on a private placement basis (the “Private Placement”), 46,044,270 common shares of Allied (the “Private Placement Shares”) representing approximately 12% of the proforma issued and outstanding shares of the Company, at an issue price of CDN$3.40 per share for aggregate proceeds of CDN$156,550,518, the net proceeds of which will be used by Allied to fund the phased expansion at Sadiola. The issue price represents a modest premium to the five-day volume weighted average price of Allied’s common shares on the Toronto Stock Exchange (the “TSX”) between January 13 and January 17, 2025, being the period during which the parties met and first discussed indicative pricing and other commercial terms of the transaction.

•	Ambrosia has advised Allied that it intends to increase its participation in the Company through the purchase of Allied's shares in the market following the closing of the Private Placement. Ambrosia has agreed not to exceed 19% aggregate beneficial ownership without the Company’s consent. Accordingly, Ambrosia may achieve 19% proforma ownership in Allied through the acquisition of the Private Placement Shares and market purchases at prevailing market prices.

Transaction Details

The Company and Ambrosia have entered into a definitive subscription agreement in connection with the Private Placement and binding term sheets providing for the terms of the other components of the strategic partnership. Closing of the Transaction and funding of the Private Placement is subject to finalization and entry into a definitive share purchase agreement relating to the sale of 50% of Allied’s interest in Allied Holding, a joint venture and shareholders agreement to govern the joint venture, a power supply agreement to provide the power solution to SEMOS, as well as the satisfaction of conditions precedent, including receipt of regulatory and third party consents and approvals.

The Private Placement is expected to close on or about March 17, 2025, or such other date as the parties thereto may determine and, as noted above, is subject to the satisfaction of certain closing conditions. The TSX has provided its conditional approval for the listing of the Private Placement Shares. The Private Placement Shares will be subject to a statutory hold period of four months and one day from issuance of such shares on closing of the Private Placement, in accordance with applicable Canadian securities legislation.

Advisors and counsel

In connection with the Transaction and Private Placement, Allied has retained Stifel Nicolaus Canada Inc. and National Bank Financial Inc. as financial advisors, and Cassels Brock & Blackwell LLP and Hogan Lovells International LLP as legal counsel.

The Board of Directors of Allied has approved the Private Placement and the binding term sheets in connection with the completion of the Transaction. Stifel Nicolaus Canada Inc. and National Bank Financial Inc. have each provided an opinion to the Board of Directors of Allied to the effect that, as of February 23, 2025, the consideration to be received by Allied under the terms of the Mali Transaction is fair, from a financial point of view, to Allied, in each case, subject to the respective limitations, qualifications, and assumptions set forth in such opinions.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Contact:	Sofia Tsakos
Phone:	(416) 363-4435

Item 9. Date of Report

March 6, 2025

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This material change report contains “forward-looking information” including “future oriented financial information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

•	information concerning the Transaction, including the structure, timing, completion and terms and conditions thereof;
•	information concerning the entering into and terms of definitive documentation with respect to the purchase of 50% of the Company’s interest in its Mali operations, the joint venture and shareholders agreement and power supply agreement;
•	information concerning the conditions precedent to the Transaction, including certain third -party consents and agreements;
•	the anticipated closing of the Private Placement;
•	information concerning Ambrosia’s intention to acquire Allied shares in the market following closing of the Private Placement, up to a maximum aggregate beneficial ownership of 19%; and
•	the anticipated benefits of the strategic partnership, including the ability to accelerate growth initiatives, optimize operations, pursue strategic options and enhance shareholder value.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include risks and uncertainties related to the Transaction, including the Company’s ability to consummate the Transaction on the proposed terms and on the proposed timeline anticipated, or at all; the satisfaction of conditions precedent to the consummation of the Transaction on the proposed terms and schedule, including obtaining the required third-party consents and agreements, risks relating to the strategic partnership with respect to the Company’s operations in Mali; the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s proposed strategic partnership plans in connection with the Sadiola mine and Africa generally, including the Company’s future plans and objectives as a result of the completion of such Transaction, and may not be appropriate for other purposes.